UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 1)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Mersana Therapeutics, Inc.
(Name of Subject Company)

Mersana Therapeutics, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
59045L 106
(CUSIP Number of Class of Securities)
Martin Huber, M.D.
President and Chief Executive Officer
Mersana Therapeutics, Inc.
840 Memorial Drive
Cambridge, Massachusetts 02139
(617) 498-0020
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

With copies to:
Christopher D. Barnstable-Brown Stuart Falber Andrea Sorrentino Wilmer Cutler Pickering Hale and Dorr LLP 7 World Trade Center 250 Greenwich Street New York, New York 10007 (212) 230-8800	Alejandra Carvajal Chief Legal Officer, Secretary Mersana Therapeutics, Inc. 840 Memorial Drive Cambridge, Massachusetts 02139 (617) 498-0020

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Mersana Therapeutics, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on December 5, 2025 (as it may be further amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer by Emerald Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Day One Biopharmaceuticals, Inc., a Delaware corporation (“Parent” or “Day One”), to acquire all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), for (i) a purchase price of $25.00 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, plus (ii) one non-tradeable contingent value right per Share (each, a “CVR” and collectively, the “CVRs”), which represents the right to receive certain contingent milestone payments of up to an aggregate of $30.25 per CVR in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions of a contingent value rights agreement to be entered into with a rights agent mutually agreeable to Day One and the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of December 5, 2025 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement, collectively constitute the “Offer”). The Offer to Purchase and form of Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. The Offer is described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it or they may be amended or supplemented from time to time, the “Schedule TO”), filed jointly by Parent and Purchaser with the SEC on December 5, 2025.
Capitalized terms used in this Amendment but not defined herein shall have the respective meanings given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. All page references used herein refer to pages in the Schedule 14D-9 before any additions or deletions resulting from this Amendment. For clarity, new text is highlighted with bold, underlined text and deleted text is highlighted with ~~crossed-out text~~.
Explanatory Note:
On December 9, 2025, Kyle Morris, a purported stockholder of the Company, filed a complaint against the Company, its directors and certain officers in the Supreme Court of the State of New York, County of New York, captioned Kyle Morris v. Mersana Therapeutics, Inc., et al., Index No. 656345/2025 (the “Morris Complaint”). On December 11, 2025, Tyler Grant, a purported stockholder of the Company, filed a complaint against the same defendants as the Morris Complaint, also in the Supreme Court of the State of New York, County of New York, captioned Tyler Grant v. Mersana Therapeutics, Inc., et al., Index No. 656403/2025 (the “Grant Complaint” and together with the Morris Complaint, the “Complaints”). The Complaints assert claims for negligence and negligent misrepresentation and concealment in violation of New York common law, in connection with the Schedule 14D-9. The Company also received (a) two demand letters on December 10, 2025, sent on behalf of Sandy Heng (the “Heng Demand”) and Marc Waterman (the “Waterman Demand”), respectively, and each a purported stockholder of the Company; (b) three demand letters on December 12, 2025, sent on behalf of Ted Adams (the “Adams Demand”), Herbert Bohanon (the “Bohanon Demand”) and Alden Sulger (the “Sulger Demand”), respectively, and each a purported stockholder of the Company; (c) two demand letters on December 15, 2025, sent on behalf of Ed Johnson (the “Johnson Demand”) and Thomas Richardson (the “Richardson Demand”), respectively, and each a purported stockholder of the Company; (d) one demand letter on December 16, 2025, sent on behalf of Victoria Shaev (the “Shaev Demand”), a purported stockholder of the Company; (e) two demand letters on December 17, 2025, sent on behalf of Ryan O’Dell (the “O’Dell Demand”) and Alfred Yarkony (the “Yarkony Demand”), respectively, and each a purported stockholder of the Company; (f) two demand letters on December 18, 2025, sent on behalf of Stephen Bushansky (the “Bushansky Demand”) and James Masri (the “Masri Demand”), respectively, and each a purported stockholder of the Company; (g) one demand letter on December 19, 2025, sent on behalf of Miriam Nathan, a purported stockholder of the Company (the “Nathan Demand”); and (h) two demand letters on December 22, 2025, sent on behalf of Max Green (the “Green Demand”) and Ciprian Laza (the “Laza Demand”), respectively, and each a purported stockholder of the Company. The Heng Demand, the Waterman Demand, the Adams Demand, the Bohanon

Demand, the Sulger Demand, the Johnson Demand, the Richardson Demand, the Shaev Demand, the O’Dell Demand, the Yarkony Demand, the Bushansky Demand, the Masri Demand, the Nathan Demand, the Green Demand and the Laza Demand shall be referred to collectively as, the “Demands”). The Demands allege that the Schedule 14D-9 contains material misrepresentations and omissions.
The Company believes that the allegations in the Complaints and the Demands lack merit, that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to moot certain of the disclosure claims in the Complaints and the Demands, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions and to minimize the expense of defending such actions, the Company wishes to make certain voluntary supplemental disclosures related to the proposed Transactions, set forth below. The supplemental disclosures should be read in conjunction with the Schedule 14D-9 in its entirety. Nothing in these supplemental disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. The Company may receive additional shareholder demands or additional complaints may be filed against the Company, the Company Board, the
Company’s officers, Parent and/or Purchaser in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9. If such additional shareholder demands are received or complaints are filed, absent new or different allegations that are material, the Company, Parent and/or Purchaser will not necessarily announce such additional demands or complaints. In addition, and separate from the aforementioned supplemental disclosure related to the Complaints and the Demands, the Company is amending and supplementing information on regulatory approvals in Item 8. Additional Information.
Item 3.   Past Contacts, Transactions, Negotiations and Agreements.
Item 3 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the first full paragraph on page 22 under the heading “(b) Arrangements with Current Executive Officers, Directors and Affiliates of the Company — Compensation Arrangements Entered into in Connection with the Transactions — Executive Officer and Director Arrangements Following the Merger” as follows:
“Prior to the execution of the Merger Agreement, there were no discussions between Parent and the Company regarding potential post-closing employment, retention or compensation arrangements for any of the Company’s executive officers or directors. While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Parent, the Company or their respective affiliates regarding continued service with Parent, the Company or their respective affiliates after the Effective Time, it is possible that Parent, the Company or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.”
Item 4.   The Solicitation or Recommendation.
Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:
•
By amending and restating the second sentence of the third full paragraph on page 55 under the heading “(d) Opinion of the Company’s Financial Advisor — Financial Analyses — Selected Publicly Traded Companies Analysis” as follows:

“TD Cowen selected an enterprise value range of $(80) million to $225 million based on the overall observed range of enterprise values (rounded) derived from the selected companies for the Company.”
•
By amending and restating the first sentence of the fourth full paragraph on page 55 under the heading “(d) Opinion of the Company’s Financial Advisor — Financial Analyses — Selected Publicly Traded Companies Analysis” as follows:

“Although the selected companies were used for comparison purposes, none of those companies is directly comparable to the Company nor, except as otherwise disclosed, were individual enterprise values derived from the selected companies independently determinative of the results of such analysis.”

•
By amending and restating the second sentence of the third full paragraph on page 56 under the heading “(d) Opinion of the Company’s Financial Advisor — Financial Analyses — Selected Transactions Analysis” as follows:

“TD Cowen selected an enterprise value range of $25 million to $200 million based on the overall observed range of enterprise values (rounded) derived from the selected transactions for the Company.”
•
By amending and restating the first sentence of the fourth full paragraph on page 56 under “(d) Opinion of the Company’s Financial Advisor — Financial Analyses — Selected Transactions Analysis” as follows:

“Although the selected transactions were used for comparison purposes, none of the selected transactions or target companies involved in the selected transactions are directly comparable to the Offer and the Merger or the Company nor, except as otherwise disclosed, were individual enterprise values derived from the selected transactions independently determinative of the results of such analysis.”
•
By amending and restating the second and third sentences of the first full paragraph at the bottom of page 56 under “(d) Opinion of the Company’s Financial Advisor — Financial Analyses — Discounted Cash Flow Analysis” as follows:

“No terminal value was assumed for purposes of such analysis given, per the Company’s financial forecasts, the loss of exclusivity with respect to the Company’s products and lack of profitability after December 31, 2045. The present values (as of December 31, 2025) of the cash flows were calculated using a selected range of discount rates of 19% to 28% derived from a weighted average cost of capital calculation.”
•
By amending and restating the first bullet point of the first full paragraph on page 57 under “(d) Opinion of the Company’s Financial Advisor — Certain Additional Information” as follows:

“implied premia payable in 53 selected biotechnology transactions publicly announced from January 1, 2020 to November 11, 2025~~,~~ that TD Cowen deemed relevant to consider, which indicated, based on closing stock prices of the target companies one trading day prior to public announcement of the applicable transactions, low to high implied premia of (15%) to 660% (with a median of 65%) based on the upfront consideration payable in such transactions and low to high implied premia of 2% to 660% (with a median of 82%) based on the total consideration payable in such transactions; applying the low to high observed implied premia derived from such transactions to the closing price of the Shares on November 11, 2025 (the last trading day prior to public announcement of the execution of the Merger Agreement) indicated approximate implied equity value per Share reference ranges of $8 to $68 per Share (based on the Upfront Cash Consideration payable in the Offer and the Merger) and $9 to $68 per Share (based on the Upfront Cash Consideration and full payment of the CVR in the Offer and the Merger);”
•
By amending and restating the third bullet point of the first full paragraph on page 57 under “(d) Opinion of the Company’s Financial Advisor — Certain Additional Information” as follows:

“eight publicly available Wall Street research analysts’ one-year forward price targets for the Shares (discounted to November 11, 2025 using a discount rate of 25% derived from the Company’s estimated cost of equity)~~,~~ that TD Cowen deemed relevant to consider, which indicated an overall low to high target price range for the Shares of $6 per Share to $40 per Share.”
•
By amending and restating the second sentence of the first full paragraph on page 59 under “(e) Certain Company Forecasts — Important Information Concerning the Company Forecasts” as follows:

“The Forecasts reflect numerous assumptions and estimates, including (i) risk-based adjustments reflecting the probability and timing of successful trial completion, regulatory approval and commercial launch for the Company’s product candidates, including that the Company commercializes ACC-1 through direct sales in the United States, and licensing outside of the United States; (ii) market size, market share, competition, pricing and reimbursement for the

Company’s product candidates, including that the Company does not earn revenue from the sale of any products or product development programs other than ACC-1, or incur any material development, regulatory, manufacturing or sales or marketing costs associated with any such other products or product development programs; (iii) research and development expenses, sales, general and administrative expenses, costs of goods sold and other operating expenses and capital expenditures; (iv) the probability of success attributed to the Emi-Le program in ACC-1 and the corresponding anticipated product launches; ~~and~~ (v) the completion of an assumed $175.0 million equity financing of the Company in 2025 (resulting in $165.0 million of net proceeds); and (vi) other relevant factors relating to the Company’s strategic plan, as well as how certain of these assumptions and estimates may change over time, in each case assuming the Company operated on a standalone basis.
•
By amending and restating the table on page 61, including the related footnotes, and adding the following disclosure under “(e) Certain Company Forecasts — Important Information Concerning the Company Forecasts” as follows:

“The following is a summary of the Forecasts (dollars in millions):
Fiscal Year	Q4 25’E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E
Revenue	—	—	—	$145	$163	$160	$165	$170	$175	$180	$186	$191	$197	$203	$209	$216	$223	$230	$115	$57	—
Gross Profit(1)	—	—	—	$141	$158	$156	$160	$165	$170	$175	$181	$186	$192	$197	$203	$209	$216	$223	$111	$56	—
Total Research and Development Expense	—	(23)	(44)	(13)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total Sales & Marketing Expense	—	—	(29)	(33)	(32)	(33)	(34)	(35)	(36)	(37)	(38)	(39)	(41)	(42)	(43)	(45)	(46)	(47)	(24)	(12)	—
Total General & Administrative Expense	(14)	(37)	(34)	(33)	(33)	(33)	(32)	(32)	(31)	(31)	(31)	(30)	(30)	(30)	(29)	(29)	(29)	(28)	(28)	(28)	—
Payments to Synaffix B.V.(2)	—	(3)	—	(6)	(8)	(1)	(1)	(1)	(1)	(1)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(1)	(0)	—
EBIT~~(2)~~(3)	$(14)	$(62)	$(107)	$56	$85	$89	$92	$97	$101	$105	$110	$114	$119	$124	$129	$134	$140	$145	$59	$16	—
Tax Expense	—	—	—	(2)	(5)	(5)	(5)	(8)	(26)	(27)	(28)	(29)	(31)	(32)	(33)	(35)	(36)	(38)	(14)	(3)	—
Unlevered FCF~~(3)~~(4)	$(14)	$(62)	$(107)	$39	$79	$84	$87	$88	$75	$78	$81	$84	$88	$91	$95	$99	$103	$107	$56	$19	$6

(1)
Defined as revenue less the cost of goods sold.

(2)
Reflects anticipated payments from the Company to Synaffix B.V., as described in more detail in the Company’s SEC filings, pursuant to an Amended and Restated Commercial License and Option Agreement, dated November 23, 2021, by and between Synaffix B.V. and the Company, as amended.

(3)
A non-GAAP financial measure defined as earnings before interest, taxes, depreciation, and amortization (EBITDA) less share based compensation expense, depreciation and amortization.

~~(3)~~(4)
A non-GAAP financial measure defined as EBIT, less tax expense (assuming a tax rate of 27% per the Company’s management and inclusive of the impact of net operating losses) plus depreciation and amortization, plus other non-cash adjustments, minus capital expenditures, minus changes to working capital.”

Item 8.   Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:
•
By deleting the second full paragraph on page 68 under the heading “(d) Regulatory Approvals” and replacing it with the following:

“Parent and the Company filed their respective Premerger Notification and Report Forms pursuant to the HSR Act with the FTC and the Antitrust Division on November 25, 2025 initiating a 30-day waiting period. The 30-day waiting period under the HSR Act expired on December 26, 2025 at 11:59 p.m., Eastern Time. Accordingly, the condition to the Offer requiring that the waiting period under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining Offer Conditions.”

•
By deleting the full paragraph on page 68 under the heading “(e) Legal Proceedings” and replacing it with the following:

“On December 9, 2025, Kyle Morris, a purported stockholder of the Company, filed a complaint against the Company, its directors and certain officers in the Supreme Court of the State of New York, County of New York, captioned Kyle Morris v. Mersana Therapeutics, Inc., et al., Index No. 656345/2025 (the “Morris Complaint”). On December 11, 2025, Tyler Grant, a purported stockholder of the Company, filed a complaint against the same defendants as the Morris Complaint, also in the Supreme Court of the State of New York, County of New York, captioned Tyler Grant v. Mersana Therapeutics, Inc., et al., Index No. 656403/2025 (the “Grant Complaint” and together with the Morris Complaint, the “Complaints”).
The Complaints assert claims for negligence and negligent misrepresentation and concealment in violation of New York common law, in connection with the Schedule 14D-9. The Complaints seek, among other relief, (i) an injunction enjoining the consummation of the Transactions, (ii) recission of the Transactions or an award of actual and punitive damages, if the Transactions are consummated, and (iii) an award of plaintiffs’ fees and expenses, including reasonable attorneys’ and experts’ fees and expenses.
The Company also received (a) two demand letters on December 10, 2025, sent on behalf of Sandy Heng (the “Heng Demand”) and Marc Waterman (the “Waterman Demand”), respectively, and each a purported stockholder of the Company; (b) three demand letters on December 12, 2025, sent on behalf of Ted Adams (the “Adams Demand”), Herbert Bohanon (the “Bohanon Demand”) and Alden Sulger (the “Sulger Demand”), respectively, and each a purported stockholder of the Company; (c) two demand letters on December 15, 2025, sent on behalf of Ed Johnson (the “Johnson Demand”) and Thomas Richardson (the “Richardson Demand”), respectively, and each a purported stockholder of the Company; (d) one demand letter on December 16, 2025, sent on behalf of Victoria Shaev (the “Shaev Demand”), a purported stockholder of the Company; (e) two demand letters on December 17, 2025, sent on behalf of Ryan O’Dell (the “O’Dell Demand”) and Alfred Yarkony (the “Yarkony Demand”), respectively, and each a purported stockholder of the Company; (f) two demand letters on December 18, 2025, sent on behalf of Stephen Bushansky (the “Bushansky Demand”) and James Masri (the “Masri Demand”), respectively, and each a purported stockholder of the Company; (g) one demand letter on December 19, 2025, sent on behalf of Miriam Nathan, a purported stockholder of the Company (the “Nathan Demand”); and (h) two demand letters on December 22, 2025, sent on behalf of Max Green (the “Green Demand”) and Ciprian Laza (the “Laza Demand”), respectively, and each a purported stockholder of the Company. The Heng Demand, the Waterman Demand, the Adams Demand, the Bohanon Demand, the Sulger Demand, the Johnson Demand, the Richardson Demand, the Shaev Demand, the O’Dell Demand, the Yarkony Demand, the Bushansky Demand, the Masri Demand, the Nathan Demand, the Green Demand and the Laza Demand shall be referred to herein collectively as, the “Demands”). The Demands allege that the Schedule 14D-9 contains material misrepresentations and omissions and demands that the Company promptly provide stockholders with additional disclosure.
The outcome of the matters described above cannot be predicted with certainty. However, the Company believes that the allegations in the Complaints and the Demands are without merit. The Company may receive additional shareholder demands or additional complaints may be filed against the Company, the Company Board, the Company’s officers, Parent and/or Purchaser in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9. If such additional shareholder demands are received or complaints are filed, absent new or different allegations that are material, the Company, Parent and/or Purchaser will not necessarily announce such additional demands or complaints.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 29, 2025	Mersana Therapeutics, Inc.
	By:	/s/ Martin Huber
		Name:	Martin Huber, M.D.
		Title:	President and Chief Executive Officer